

January 10, 2012

Via E-mail
Mr. Dominic Ng
Chairman and Chief Executive Officer
East West Bancorp Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

Re: East West Bancorp Inc.
File No. 000-24939
Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
Schedule 14A, filed April 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 9, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 8, 2011
Form 10-Q for the quarterly period ended September 30, 2011, filed November 9, 2011

Dear Mr. Ng:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Role of Compensation Consultant, page 8

1. As we requested in our letter to you dated August 2, 2010 and as you undertook in your letter to us dated August 13, 2010, please undertake to disclose more fully the scope of the compensation committee including the use of Frederick W. Cook & Co. as a consultant. Refer to Item 407(e) of Regulation S-K.

Mr. Dominic Ng
East West Bancorp Inc.
January 10, 2012
Page 2

Compensation Discussion and Analysis, page 12

2. As we requested in our letter dated August 2, 2010 and as you undertook in
   your letter dated August 13, 2010, please undertake to revise this section at
   length to disclose more fully the company's policies and procedures with
   respect to the company's executive compensation practices, including the
   company's objectives with respect to its compensation programs, the
   specific role of and procedures followed by the compensation committee,
   each element of overall compensation, how annual salaries were
   determined, etc. Refer to Item 402(b) of Regulation S-K. Noting that you
   increased compensation to your Chairman and CEO by over 100 percent
   from over $2.5 million in 2009 to over $5.0 million in 2010, please comply
   with Item 402(b)(1)(v). Please explain your statement in the fourth
   paragraph on page 15 that the increase was based in part on the fact that
   "none of the performance shares awarded him in 2008 would vest due to
   the failure to meet performance conditions." Per Item 402(b)(2)(xiv)
   disclose whether you engage in any compensation benchmarking.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:
- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and
- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202)
551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant